Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, PA 15208

October 31, 2022

Via EDGAR

Jason Drory

Eric Atallah

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Lipella Pharmaceuticals Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 24, 2022 File No. 333-266397

Dear Sir and Madam:

This supplemental letter responds to Comment No. 7 to the letter, dated March 14, 2022 (the “March Letter”), received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the Draft Registration Statement on Form S-1, submitted on a confidential basis on February 14, 2022 (the “Draft Registration Statement”) by Lipella Pharmaceuticals Inc. (the “Company”, “we”, “us” or “our”). For convenience, such comment from the Staff from the March Letter is restated below in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the abovementioned Amendment No. 1 to Registration Statement on Form S-1, filed by the Company on October 24, 2022 (the “Registration Statement”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 54

7.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $5.00 to $7.00 per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), resulting in a midpoint of the Price Range of $6.00 per share (the “Midpoint Price”). Such prices take into account an assumed 1-for-2.5 reverse stock split of the Company’s outstanding shares of Common Stock (the “Reverse Split”), which has not yet been effected by the Company, but which the Company anticipates will occur prior to the pricing of the IPO. This preliminary Price Range implies a pre-money valuation for the Company of approximately $41.7 million on a fully-diluted basis, with the shares of Common Stock anticipated to be issued in the IPO (assuming a per share price within the Price Range) representing between approximately 17% (fully diluted) and 24% (non-fully diluted) of the value of the Company, based on the number of shares of Common Stock outstanding listed in the Registration Statement. The outstanding share numbers and prices throughout the Registration Statement as well as this response have been prepared based on such assumed Reverse Split ratio, which ratio remains subject to change due to certain factors outside of the Company’s control, such as market conditions, and until, among other things, the determination of the aggregate IPO amount and the final price of the shares of Common Stock offered in connection with the IPO, as well as approval of the Reverse Split by the Company’s board of directors (the “Board”) and its stockholders. The Company intends to file an additional amendment to the Registration Statement that will contain the actual price and aggregate offering amount, the final Reverse Split ratio and post-split numbers and prices.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

October 31, 2022

As referenced in the Registration Statement, the Price Range has been estimated based on a number of factors, including the results of the Company’s Phase 2a clinical trial for its product candidate, designated “LP-10”, future clinical trials for such product candidate and the Company’s other product candidates disclosed in the Registration Statement, other developments in the Company’s business, current market conditions, and input received from Spartan Capital Securities, LLC, as the representative of the underwriters and the lead book-running manager of this offering (“Spartan”), including discussions and correspondence that took place from October 10, 2022 to October 14, 2022 among representatives of the Company and representatives of Spartan.

The Price Range does not take into account any discount for the current lack of liquidity for the Common Stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction, among other events. As is typical for initial public offerings, the Price Range was not derived using formal guidelines or a formal determination of fair value but was determined as a result of negotiations among representatives of the Company and Spartan. During such discussions and correspondence, the parties considered quantitative factors, as well as non-quantitative factors, such as: (a) the value of the securities offered and sold in the Company’s prior offerings and granted as awards by the Company; (b) the valuations of recently completed public offerings while evaluating those issuers’ respective stages of development as compared to the Company; (c) the current valuations of public companies at a similar stages of development as the Company, which, among other things, take into account the intellectual property assets owned and the number and status of various clinical trials conducted by those companies as compared to the Company; (d) the prospects for the Company and the life sciences and biotechnology sectors; and (e) recent market conditions. Prior to October 10, 2022, Spartan had not provided the Company with any specific estimated price range for the shares of Common Stock to be offered in the IPO.

There has been no public market for the Common Stock to date, and, as described further below, the estimated fair value of the Common Stock and the Company’s other securities has been determined by the Board as of the date of each issuance of such shares of Common Stock and such other securities, including the Company’s shares of Series A convertible preferred stock, par value $0.0001 (the “Series A Preferred Stock”), with input from management. The Company also refers you to the discussion of its general approach of determining fair value of stock-based compensation beginning on page 49 of the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Policies and Significant Judgments and Estimates–Stock Based Compensation” for additional background regarding the valuation methodologies for Company issuances and grants to date. Such discussion contains references to independent third-party valuations, which will be corrected by subsequent amendment to the Registration Statement.

Chronological Summary of Evolution of the Company, Financings and Plan Awards:

The Company was incorporated under the laws of the state of Delaware in February 2005. In May 2005, in its primary issuance, the Company issued an aggregate of 2,000,001 shares of Common Stock to its founders in consideration for approximately $18,000, with each share of Common Stock valued at a premium to its par value of $0.0001 per share, which aggregate consideration was based on the stage of development of the Company at such time. Subsequently, in 2008, Dr. Jonathan Kaufman, one of the Company’s founders and its current Chief Executive Officer, sold an aggregate of 100,000 shares of Common Stock to an individual investor for $100,000, at a price of $1.00 per share. Also in 2008, the Company issued an aggregate of 80,000 shares of Common Stock to two individual investors in consideration for $100,000, at a price of $1.25 per share (the “2008 Offering”).

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

October 31, 2022

Between 2008 and 2013, the Company issued an aggregate of 1,592,447 shares of Series A Preferred Stock at a price of $1.50 per share, in consideration for approximately $955,468 (the “Series A Offering”). At the time of the Series A Offering, the Board determined that the per share offering price of such shares of Series A Preferred Stock could be valued relatively the same as (with a slight premium to) the shares issued in the 2008 Offering, plus a modest premium, due to the proximity in time of the Series A Offering to the 2008 Offering and considering the Company’s stage of development and programs had not significantly progressed since the time of the 2008 Offering. The shares of Series A Preferred Stock are convertible into shares of Common Stock on a one-to-one basis and vote on an as-converted to Common Stock basis.

Between 2020 and 2021, the Company issued approximately 959,957 shares of its Common Stock and common stock purchase warrants (exercisable for one fifteenth of a share at a per share price of $5.00) to investors in consideration for approximately $3,600,006, at a price $3.75 per unit, with each unit consisting of one share of Common Stock and one such warrant. Such per unit price was determined by the Company after negotiations with Spartan, in consideration of the length of time since the Company’s most recent offering, the progress made by the Company since such time, including with respect to LP-10, and the size of such offering compared to prior Company offerings. Spartan served as the Company’s exclusive placement agent for such offering (the “Spartan Offering”), and, in connection therewith, the Company entered into a placement agent agreement, dated March 23, 2020, pursuant to which, among other things, the Company agreed to enter into a consulting agreement with Spartan, also dated March 23, 2020. Pursuant to such consulting agreement, the Company agreed to issue Spartan an additional 800,000 shares of Common Stock as of the closing date of the Spartan Offering, in consideration for advisory services set forth therein. The Spartan Offering was the most recent offering of the Company’s securities prior to the IPO, and the Company’s only other securities issuances during such time were those made under its stock incentive plans, and upon exercise of outstanding options and warrants held by certain of holders thereof.

The per share price of each of the securities in the offerings described above as of each of the respective offering dates, was determined by the Board after taking into consideration the Company’s then-current stage of development and programs, prospects for commercialization, the per share value of the securities offered in the Company’s prior offerings, the likelihood for liquidity events and the overall financial position of the Company, including non-dilutive capital received at such time, such as grant award revenue received from the National Institutes of Health. The Company has never engaged any firm to conduct a third-party valuation of its shares of Common Stock, shares of Series A Preferred Stock or any of the Company’s other securities. The Board considered various objective and subjective factors to determine the fair value of the shares of Common Stock as of each issuance date, and the value of the Common Stock underlying each of its option grants, including (i) the prices at which the Company sold shares of its Common Stock and other securities at the time of each issuance, including the significant liquidation preferences of the Series A Preferred Stock, (ii) the lack of an active public market for its Common Stock and shares of Series A Preferred Stock, and (iii) the likelihood of achieving a liquidity event, such as an IPO, or sale of the Company in light of prevailing market conditions.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

October 31, 2022

Option Grants:

In addition, the following table, reproduced from the Registration Statement, summarizes by grant date the number of shares subject to stock options granted from 2015, the first year in which the Company granted options to its stock incentive plan participants, and March 2022, the most recent month in which the Company granted options to such participants, with the per share exercise price of such options of the shares of Common Stock underlying such options on each grant date listed below:

Grant date	Options exercisable	Options unexercisable	Exercise price	Expiration date
10/14/15	284,667	0	$1.25	10/13/25
10/15/15	400,000	0	$1.25	10/14/25
10/12/17	393,333	0	$1.25	10/12/27
05/18/20	173,333	183,333	$3.75	05/18/30
03/01/21	68,000	0	$5.00	03/01/31
03/31/21	151,333	146,667	$5.00	03/31/31
09/03/21	40,000	320,000	$5.00	09/03/31
03/01/22	10,000	0	$5.00	03/01/32
Total	1,520,666	540,000

The exercise price for options granted under each of the Company’s 2008 Stock Incentive Plan (the “2008 Plan”) and the Company’s 2020 Stock Incentive Plan (the “2020 Plan”) may not be less than 100% of the fair market value of the Common Stock on each such grant date, and therefore such prices were set at or above the fair value of the shares of Common Stock on each such date and were intended to align with the prices of the securities in the Company’s most recent offerings. As with its offerings, the fair value on which such exercise prices relied was, as of each of the respective grant dates, based on the Board’s determination of the fair value of the shares of Common Stock after taking into consideration the Company’s then-current stage of development and programs, prospects for commercialization, the per share value of the securities offered in its prior offerings and grants, the likelihood for liquidity events and the overall financial position of the Company, including non-dilutive capital received at such time, such as grant award revenue received from the National Institutes of Health, and no third-party valuation was conducted. Since inception, the Company has only granted stock options to participants under the 2008 Plan and the 2020 Plan.

We also respectfully advise that Staff that in August 2009 and January 2015, we issued an aggregate of $100,000 in promissory notes to our co-founder, Dr. Michael Chancellor, of which an aggregate face value of approximately $75,000 are currently outstanding (the “Chancellor Notes”). We and Dr. Chancellor intend for the Chancellor Notes to be cancelled and, in connection therefor, Dr. Chancellor will be issued that number of shares of Common Stock equal to the amount of the outstanding principal and accrued interest divided by the initial offering price of the shares of Common Stock to be sold in the IPO. In connection with the consummation of the IPO, the Company also anticipates that all remaining outstanding shares of Series A Preferred Stock will convert into shares of Common Stock.

Comparison Of Most Recent Valuation and the Preliminary Price Range

As indicated above, the Company’s most recent securities valuations prior to the IPO were (x) with respect to options, its stock option grants made pursuant to its incentive stock plans between 2020 and 2022, which exercise prices were based on the fair value of the shares of Common Stock underlying such options at $3.75 and $5.00 per share, as applicable and (y) with respect to an offering, its issuance of securities in connection with the Spartan Offering, with each at a price $3.75 per unit, also based on the fair value of the shares of Common Stock at such time. The Company believes that the difference in value reflected between the Price Range (including the Midpoint Price) and the per share prices of $3.75 and $5.00 is the result of the following key factors, among others (i) the Company made additional progress in its planned IPO, including the submission of the initial Draft Registration Statement and the filing of the Registration Statement, (ii) the progress made on, and eventual completion of, the Company’s Phase 2a clinical trial for LP-10 and the Company’s expectation to receive and report results from such trial in the fourth quarter of 2022, (iii) the completion of a pre-investigational new drug meeting with the FDA with respect to LP-310 and planned submission of the full IND application in the first half of 2023, (iv) the ongoing advancement and improvement of its patent portfolio in the U.S. and abroad, including with respect to the Platform, (v) the strength and experience of the management team and broader organization, (vi) estimates of business potential and earnings prospects for the Company and the industry in which it operates, as described in the Registration Statement, (vii) the progress made in the Company’s research and development efforts, including the status of preclinical studies and (viii ) the current prospects for the Company and the life sciences and biotechnology sectors, recent market conditions, and the valuations of comparable companies that launched or initial public offerings in 2022 and such companies’ performance in the months following such offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, all in conjunction with discussions and correspondence with Spartan’s representatives in October 2022.

Lipella Pharmaceuticals Inc.

U.S. Securities and Exchange Commission

October 31, 2022

Conclusion

In light of the above, the Company respectfully submits that it believes, after discussions and correspondence with representatives of Spartan, that the historical valuations of its Common Stock and other securities were appropriate considering all relevant information known or knowable at the time of estimation, and that as of the date of this response letter, that the Price Range and Midpoint Price are also appropriate based on such valuations after giving effect to the Reverse Split. The Company intends to continue to update its disclosure in the Registration Statement in order to comply with the Staff’s comments and to reflect any changes to the IPO amount, Price Range and Reverse Split ratio.

We hope this response has addressed all of the Staff’s questions expressed in the March Letter. If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Benjamin Armour at (617) 338-2423 or at barmour@sullivanlaw.com, or Michael DeDonato at (212) 660-3038 or at mdedonato@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Name: Jonathan Kaufman
Title: Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Benjamin Armour, Esq., Sullivan & Worcester LLP
Michael DeDonato, Esq., Sullivan & Worcester LLP